Filed by Chesapeake Utilities Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chesapeake Utilities Corporation

Commission File No.: 001-11590

Chesapeake Utilities Corporation – Gatherco, Inc. Agreement

WHAT IS HAPPENING?

Chesapeake Utilities Corporation (“Chesapeake”) and Gatherco, Inc. (“Gatherco”) have entered into a definitive merger agreement pursuant to which Chesapeake will acquire Gatherco. The Gatherco Board of Directors and Chesapeake’s Merger and Acquisition Committee on behalf of its Board of Directors have approved the merger. The merger completion is now subject to the satisfaction of certain conditions to closing, including the approval of Gatherco’s shareholders. Chesapeake’s stockholders are not required to approve the merger.

Upon consummation of the merger, which is anticipated in the second quarter of 2015, Gatherco will become a wholly-owned subsidiary of Chesapeake.

WHO IS CHESAPEAKE UTILITIES CORPORATION?

Incorporated in 1947, Chesapeake is a publicly traded (NYSE: CPK) diversified energy company engaged in natural gas distribution, transmission and marketing; electric distribution; propane distribution and wholesale marketing; and other related businesses. Chesapeake currently serves approximately 225,000 customers and communities through its regulated and unregulated energy businesses in DE, MD, VA, FL and PA and employs approximately 800 people. Chesapeake posted $35.7 million in net income for the twelve months ended September 30, 2014, and has substantially increased its aggregate investment over the past five years to grow its businesses and to better serve its customers.

WHAT LED TO THIS MERGER?

Chesapeake’s growth strategy includes evaluating and pursuing opportunities and investments in both regulated and unregulated energy businesses. One business segment in which Chesapeake is particularly interested in, is the midstream service business. Chesapeake believes that the merger with Gatherco will benefit both Chesapeake and Gatherco shareholders by combining Gatherco’s platform and access to Ohio natural gas production areas with Chesapeake’s resources.

WHY DOES A MERGER BETWEEN OUR TWO COMPANIES MAKE SENSE?

This transaction is a strategic win for both companies. Both companies value their employees, are committed to excellent customer service, and are dedicated to achieving profitable long-term growth. This transaction also provides growth opportunities that will benefit the shareholders and customers of both companies.

Chesapeake will invest additional resources in Gatherco to increase its marketing channels, generate increased opportunities for the cooperative it manages and attract additional producers to Gatherco’s services. Gatherco has an established footprint in the Ohio natural gas production area. Over the long term, this may provide opportunities to construct new pipelines to gather and transport natural gas from the production area to the natural gas interstate pipelines that carry gas from the region. With Chesapeake’s resources, Gatherco will be even better positioned to pursue the many growth opportunities in those areas.

HOW LONG WILL THE MERGER PROCESS TAKE?

The merger agreement was recently signed and the merger was announced. Additionally, all necessary regulatory approvals have been obtained.

Our next step is to file with the SEC, the registration statement/proxy related to the meeting of Gatherco shareholders to approve the merger. Upon the SEC declaring the registration statement/proxy effective, Gatherco will hold its shareholder meeting to vote upon the merger.

Once the merger is approved by the Gatherco shareholders, and the other conditions to the merger are satisfied, we proceed to closing the transaction. We expect the closing to occur in the second quarter of 2015.

ARE THERE ANY IMMEDIATE CHANGES WE NEED TO MAKE IN OUR BUSINESS PRACTICES?

In the near term following the merger, Chesapeake intends to operate the Gatherco business largely in a “business as usual” manner.

WHAT CHANGES ARE EXPECTED BETWEEN NOW AND THE TIME THE MERGER IS CLOSED?

During this period, no material changes are currently anticipated as a result of the merger. In fact, the merger agreement contains provisions that require that Gatherco operate its business in the ordinary course of business. Employees will continue to take direction from the management of Gatherco.

WILL THE GATHERCO COMPANY NAME CHANGE?

Chesapeake plans to create a new wholly-owned subsidiary, Aspire Energy of Ohio, LLC, to house its new, non-regulated energy businesses in the short and long term. Aspire Energy of Ohio, LLC will be the first company under this new subsidiary.

WHEN WILL THIS NAME CHANGE OCCUR?

This name change will occur once the merger is closed.

WHY THE ASPIRE ENERGY NAME?

The name is a great representation of Chesapeake Utilities Corporation, its values and culture. We are always aspiring to do more, to improve, and deliver the highest level of service and personalized care in everything we do. We help turn aspirations into reality every day for our employees and the communities we serve.

WILL MY WORK SCHEDULE BE AFFECTED?

We do not anticipate any changes in your work schedule as a result of the merger.

WILL MY BENEFITS CHANGE AS A RESULT OF THE MERGER?

A review of the benefits offerings by Gatherco has been completed. It is our plan that once the merger is closed employees of Gatherco will transition to the Chesapeake benefits platform.

HOW WILL THE MERGER IMPACT MY PEFORMANCE AND SALARY REVIEWS?

We do not expect any salary changes to occur as a result of the merger. We are committed to strong employee relations and continuing to reward employees for a job well done.

WILL MY YEARS OF SERVICE WITH MY CURRENT COMPANY COUNT WITH THE NEW COMPANY?

All of your years of service with your current company will count when we merge as a new company. To that end, you will not be treated as a “new employee,” or have a waiting period for most benefits; nor will you be required to reapply to be rehired. Additionally, your years of service count toward your annual vacation allotment.

WHO WILL BE OUR KEY LEADERS MOVING FORWARD?

Upon the closing of the merger, Gatherco will become a wholly-owned subsidiary of Chesapeake. Gatherco’s CEO and CFO will become consultants to the company and assist with the transition of Gatherco’s business into the Chesapeake family of businesses. It is intended that the Gatherco reporting structure remain largely intact following the merger, although ultimately the employees of the combined company will report to Elaine Bittner, Chesapeake’s Senior Vice President of Strategic Development.

WHAT FOLLOW-UP INFORMATION SHOULD WE ANTICIPATE RECEIVING THROUGH THIS PROCESS?

We will seek to communicate with you regularly and ensure that you are updated with timely, accurate information. Throughout this process we will try to maintain an open line of communication with you. We will continue to make announcements, send memos, and ask your management to communicate new information to you.

WHY WEREN’T THE EMPLOYEES TOLD SOONER?

Both Chesapeake and Gatherco were subject to strict confidentiality obligations. Now that the merger agreement is signed and the merger was announced, we can now share the exciting news with you and begin discussing the next steps.

HOW WILL OUR CUSTOMERS BE IMPACTED BY THE MERGER?

Both our companies place a very high priority on providing our customers with outstanding service. Customers will continue to receive the high-level of quality service they are accustomed to receiving from Gatherco.

HOW DOES THE MERGER BENEFIT OUR OHIO COMMUNITIES?

We believe that this merger will have a positive effect on Ohio’s communities. Chesapeake companies have strong commitments to the communities they serve, and have outstanding track records in safety, community involvement and giving back to communities. We will further build upon Gatherco’s success in the local communities. Chesapeake Utilities Corporation was named a Top Workplace in Delaware for the past three years and we will work hard to become a top workplace in these local Ohio communities.

WHO SHOULD WE CONTACT IF WE HAVE QUESTIONS DURING THIS PROCESS?

We will strive to provide updates of timely, accurate information on the merger status.

If you have any questions, please ask the Gatherco senior management team, who will be working closely with Ms. Bittner’s team.

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